Exhibit 5.2

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                        [CAPITAL RESOURCES GROUP, INC.
                                  LETTERHEAD]







                                          June 20, 1996



Board of Directors
Amsterdam Federal Savings and
  Loan Association
161 Church Street
Amsterdam, New York 12010-4242

Dear Board Members:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of Amsterdam Federal Savings and Loan Association ("Association").

     It is our understanding that, pursuant to Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibition may lose their right to purchase stock in the Conversion and be subject to other possible sanctions.

     Because the Subscription Rights to purchase shares of common stock in the Association to be issued to the Association's employee stock benefit plans, depositors for the Association, and to other members of the Association will be acquired by such recipients without cost, will be non-transferable and of short duration, and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a Community or Public Offering, we are of the opinion that:

     (1) the Subscription Rights will have no ascertainable fair market value and,

     (2) the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

                                          Very truly yours,


                                          /s/ Capital Resources Group, Inc.
                                          CAPITAL RESOURCES GROUP, INC.